Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-89372
PROSPECTUS

462,963 SHARES

PLANAR SYSTEMS, INC.

COMMON STOCK

This prospectus relates to 462,963 shares of our common stock that may be sold from time to time by the selling shareholders named in this prospectus. The selling shareholders may sell the shares of common stock described in this prospectus from time to time in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares in the section titled “Plan of Distribution” on page 9.

All of the net proceeds from the sale of these shares will go to the selling shareholders. We will not receive any portion of the proceeds from the sale of these shares.

Our common stock is quoted on the Nasdaq National Market under the symbol “PLNR.” On June 10, 2002, the last sale price of the common stock on the Nasdaq National Market was $20.67 per share.

You should read this prospectus carefully before you invest. Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 11, 2002.

THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SEC. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. NO ONE ELSE IS AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

THE COMPANY

We are a leading developer, manufacturer and marketer of high performance electronic display products. Our products include proprietary electroluminescent (EL) flat panel displays, active matrix liquid crystal displays (AMLCDs), passive matrix liquid crystal display (PMLCD) products, and monitors. These products are used in a wide variety of medical, industrial, transportation, communications and other applications. We compete on a global basis with full development, manufacturing and marketing operations in both the United States and Europe.

In the prospectus, “Planar,” “we” and “our” refer to Planar Systems, Inc. unless the context otherwise requires. We are incorporated in Oregon and our principal offices are located at 1400 NW Compton Drive, Beaverton, Oregon, 97006. Our telephone number is 503-748-1100.

THE OFFERING

On May 9, 2002, we closed a private placement of 462,963 shares of our common stock to an accredited investor. As part of the private placement, we entered into a registration rights agreement with the investor with respect to the purchased shares. We are registering the common stock covered by this prospectus to fulfill our contractual obligations with respect to these registration rights. This prospectus may be used by the investor and its pledgees, assignees and successors-in-interest (selling shareholders) to offer and sell the 462,963 shares of common stock that we sold to the investor in the private placement. Registration of the common stock does not necessarily mean that all or any portion of such stock will be offered for sale by the selling shareholders.

We have agreed to bear the expenses of the registration of the common stock under Federal and state securities laws, but we will not receive any proceeds from the sale of the common stock offered under this prospectus.

RISK FACTORS

Before you invest in our common stock, you should be aware that there are various risks, including those described below, that could have a material adverse effect on our business, financial condition and operating results. You should carefully consider these risk factors, together with all other information included or incorporated by reference before you decide whether to purchase shares of our common stock.

A significant slowdown in the demand for our customers’ products would adversely affect our business.

We design and manufacture various display solutions that our customers incorporate into their products. As a result, our success depends almost entirely upon the widespread market acceptance of our customers’ products. Accordingly, we must identify industries that have significant growth potential and establish relationships with Original Equipment Manufacturers (OEMs) in those industries. Our failure to identify potential growth opportunities or establish relationships with OEMs in those industries would adversely affect our business. Our dependence on the success of the products of our customers exposes us to a variety of risks, including the following:

•	our ability to match our design and manufacturing capacity with customer demand and to maintain satisfactory delivery schedules;

•	customer order patterns, changes in order mix and the level and timing of orders placed by customers that we can manufacture and ship in a quarter; and

•	the cyclical nature of the industries and markets our customers serve.

Our failure to address these risks may have a material adverse effect on our business, financial condition and results of operations.

We are subject to lengthy development periods and product acceptance cycles.

We generally sell our displays to OEMs, which then incorporate them into the products they sell. OEMs make the determination during their product development programs whether to incorporate our displays or pursue other alternatives. This requires us to make significant investments of time and capital in the custom design of display modules well before our customers introduce their products incorporating these displays and before we can be sure that we will generate any significant sales to our customers or even recover our investment. During a customer’s entire product development process, we face the risk that our display will fail to meet our customer’s technical, performance, or cost requirements or will be replaced by a competing product or alternative technological solution. Even if we complete our design process in a manner satisfactory to our customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events would adversely affect our business, financial condition and results of operations.

We do not have long-term purchase commitments from our customers.

Our customers generally do not provide us with firm, long-term volume purchase commitments. Although we have begun to enter into more longer term supply contracts with our customers, our business is generally characterized by short-term purchase orders. We typically plan our production and inventory levels based on internal forecasts of customer demand which rely in part on nonbinding forecasts provided by our customers. As a result, our noncancellable backlog generally does not exceed three or four months, which makes forecasting our revenues difficult. Inaccuracies in our forecast as a result of changes in customer demand or otherwise may result in our holding excess and obsolete inventory or having unabsorbed manufacturing overhead. The failure to obtain anticipated orders and deferrals or cancellations of purchase commitments because of changes in customer requirements could have a material adverse effect on our business, financial condition and results of operations. We have experienced such problems in the past and may experience such problems in the future.

We face intense competition.

The market for information displays is highly competitive, and we expect this to continue. We believe that over time this competition will have the effect of reducing average selling prices of our flat panel displays. Certain of our competitors have substantially greater name recognition and financial, technical, marketing and other resources than we do. In addition, certain of our competitors have made and continue to make significant investments in the construction of manufacturing facilities for AMLCDs and other advanced displays. We cannot assure you that our competitors will not succeed in developing or marketing products that would render our products obsolete or noncompetitive. To the extent we are unable to compete effectively against our competitors, whether due to such practices or otherwise, our business, financial condition and results of operations would be materially adversely affected.

Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

•	our success in designing and manufacturing new product solutions, including those implementing new technologies;

•	our ability to address the needs of our customers;

•	the quality, performance, reliability, features, ease of use, pricing and diversity of our product solutions;

•	foreign currency fluctuations, which may cause a foreign competitor’s products to be priced significantly lower than our product solutions;

•	the quality of our customer services;

•	our efficiency of production;

•	the rate at which customers incorporate our product solutions into their own products; and

•	product or technology introductions by our competitors.

Shortages of components and materials may delay or reduce our sales and increase our costs.

Our inability to obtain sufficient quantities of components and other materials necessary to produce our displays could result in reduced or delayed sales or lost orders. Any delay in or loss of sales could adversely impact our operating results. We obtain many of the materials we use in the manufacture of our displays from a limited number of suppliers, and we do not have long-term supply contracts with any of them. As a result, we are subject to increased costs, supply interruptions and difficulties in obtaining materials. Our customers also may encounter difficulties or increased costs in obtaining from others the materials necessary to produce their products into which our displays are incorporated.

We depend on Topvision Display Technologies, Inc., which is located in Taiwan, for the manufacture of the displays that we sell in the medical monitor and desktop monitor markets. We also rely on certain other contract manufacturing operations in Asia for the manufacture of circuit boards and other components and the manufacture and assembly of certain of our products. We do not have a long-term supply contract with Topvision or the other Asian contract manufacturers on which we rely. If Topvision were to terminate its arrangements with us or become unable to provide these displays to us on a timely basis, we would be unable to sell our medical monitor and desktop monitor products until alternative manufacturing arrangements could be made. If one or more of the other contract manufacturers on which we rely were to terminate its arrangements with us or become unable to provide products or services to us, our ability to sell certain products would be impaired until alternative arrangements could be made. Furthermore, we cannot assure you that we would be able to establish replacement manufacturing or assembly arrangements and relationships on acceptable terms, which could have a material adverse effect on our business, financial condition and results of operations. We are continuing to evaluate the possibility of moving the production of certain products to contract manufacturers, which could be either domestic or offshore. As more products are moved to production with contract manufacturers, these actions could result in excess capacity or idle facilities, which would materially adversely affect our results of operations.

Our reliance on Topvision and other contract manufacturers involves certain risks, including:

•	the lack of control over production capacity and delivery schedules;

•	limited control over quality assurance, manufacturing yields and production costs;

•	the risks associated with international commerce, including unexpected changes in legal and regulatory requirements, foreign currency fluctuations and changes in tariffs; and

•	trade policies and political and economic instability.

Topvision, as well as other third parties with which we do business, is located in Taiwan. In 1999, Taiwan experienced several earthquakes which resulted in many Taiwanese companies experiencing related business interruptions. Our business could suffer significantly if Topvision’s or other significant vendors’ operations were disrupted for an extended period of time.

We must maintain satisfactory manufacturing yields and capacity.

Our inability to maintain high levels of productivity or to satisfy delivery schedules at our manufacturing facilities would adversely affect our operating results. The design and manufacture of our displays involves highly complex processes that are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of personnel and equipment. At times we have experienced lower than anticipated manufacturing yields and lengthening of delivery schedules and may experience such problems in the future, particularly with respect to new products or technologies. Any such problems could have a material adverse effect on our business, financial condition and results of operations.

Our continued success depends on the development of new products and technologies.

Our future results of operations will depend in part on our ability to improve and market our existing products and to successfully develop, manufacture and market new products. If we are not able to continue to improve and market our existing products, develop and market new products and continue to make technological developments, our products or technology could become obsolete or noncompetitive. Even if we are successful in developing new products, new products typically result in pressure on gross margins during the initial phases as costs of manufacturing start-up activities are spread over lower initial sales volumes. We have experienced lower than expected yields with respect to new products and processes in the past. These low yields have a negative impact on gross margins. In addition, customer relationships can be negatively impacted due to production problems and late delivery of shipments.

A portion of our display products rely on EL technology, which currently constitutes only a small portion of the information display market. Our future success will depend in part upon increased market acceptance of existing EL, PMLCD and AMLCD technologies and other future technological developments. Some of our competitors are investing substantial resources in the development and manufacture of displays using a number of alternative technologies. If these efforts result in the development of products that offer significant advantages over our products, and we are unable to improve our technology or develop or acquire an alternative technology that is more competitive, our business, financial condition and results of operations will be adversely affected.

Our future operating results will depend to a significant extent on our ability to continue to provide new product solutions that compare favorably on the basis of time to introduction, cost and performance with the design and manufacturing capabilities of OEMs and competitive third-party suppliers. Our success in attracting new customers and developing new business depends on various factors, including the following:

•	utilization of advances in technology;

•	innovative development of new solutions for customer products;

•	efficient and cost-effective services; and

•	timely completion of the design and manufacture of new product solutions.

Our efforts to develop new technologies may not result in commercial success.

Our research and development efforts with respect to new technologies may not result in customer or widespread market acceptance. Some or all of those technologies may not successfully make the transition from the research and development lab to cost-effective production as a result of technology problems, competitive cost issues, yield problems and other factors. Even when we successfully complete a research and development effort with respect to a particular technology, our customers may determine not to introduce or may terminate products utilizing the technology for a variety of reasons, including the following:

•	difficulties with other suppliers of components for the products;

•	superior technologies developed by our competitors;

•	price considerations;

•	lack of anticipated or actual market demand for the products; and

•	unfavorable comparisons with products introduced by others.

Our efforts to sell desktop monitors in the end-user market may not be successful.

We recently began selling flat panel AMLCD monitors in the desktop market. We generally have not sold our products in end-user markets and have entered into arrangements with a number of large computer retailers to market our desktop monitor products. The market for desktop monitors is highly competitive, subject to rapid technological change and subject to changes in consumer tastes and demand. Our failure to successfully monitor and control inventory levels or quickly respond to pricing changes, technological changes or changes in consumer tastes and demand could result in excess and obsolete inventories of our desktop monitor products which could adversely affect our business, financial condition and results of operations.

We face risks associated with international operations.

Our manufacturing, sales and distribution operations in Europe and Asia create a number of logistical and communications challenges. Our international operations also expose us to various economic, political and other risks, including the following:

•	management of a multi-national organization;

•	compliance with local laws and regulatory requirements as well as changes in those laws and requirements;

•	employment and severance issues;

•	overlap of tax issues;

•	tariffs and duties;

•	possible employee turnover or labor unrest;

•	lack of developed infrastructure;

•	the burdens and costs of compliance with a variety of foreign laws; and

•	political or economic instability in certain parts of the world.

Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, limitations on imports or exports, or the expropriation of private enterprises also could have a material adverse effect on us. Any actions by our host countries to reverse policies that encourage foreign investment or foreign trade also could adversely affect our operating results. In addition, U.S. trade policies, such as “most favored nation” status and trade preferences for certain Asian nations, could affect the attractiveness of our services to our U.S. customers.

Variability of customer requirements may adversely affect our operating results.

Custom manufacturers for OEMs must provide increasingly rapid product turnaround and respond to ever-shorter lead times. A variety of conditions, both specific to individual customers and generally affecting the demand for their products, may cause customers to cancel, reduce, or delay orders. Cancellations, reductions, or delays by a significant customer or by a group of customers could adversely affect our business. On occasion, customers require rapid increases in production, which can strain our resources and reduce our margins. Although we have increased our manufacturing capacity, we may lack sufficient capacity at any given time to meet our customers’ demands if their demands exceed anticipated levels.

Our operating results have significant fluctuations.

In addition to the variability resulting from the short-term nature of our customers’ commitments, other factors contribute to significant periodic quarterly fluctuations in our results of operations. These factors include the following:

•	the timing of orders;

•	the volume of orders relative to our capacity;

•	product introductions and market acceptance of new products or new generations of products;

•	evolution in the life cycles of customers’ products;

•	timing of expenditures in anticipation of future orders;

•	effectiveness in managing manufacturing processes;

•	changes in cost and availability of labor and components;

•	product mix;

•	pricing and availability of competitive products and services; and

•	changes or anticipated changes in economic conditions.

Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future period, our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price may decrease.

We must effectively manage our growth.

The failure to manage our growth effectively could adversely affect our operations. We have increased the number of our manufacturing and design programs and may expand further the number and diversity of our programs in the future. Our ability to manage our planned growth effectively will require us to:

•	enhance our operational, financial and management systems;

•	expand our facilities and equipment; and

•	successfully hire, train and motivate additional employees.

The expansion and diversification of our product and customer base may result in increases in our overhead and selling expenses. We also may be required to increase staffing and other expenses as well as our expenditures on capital equipment and leasehold improvements in order to meet the anticipated demand of our customers. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect our profitability. Customers also may require rapid increases in design and production services that place an excessive short-term burden on our resources.

We must protect our intellectual property, and others could infringe on or misappropriate our rights.

We believe that our continued success depends in part on protecting our proprietary technology. We rely on a combination of patent, trade secret and trademark laws, confidentiality procedures and contractual provisions to protect our intellectual property. We seek to protect certain of our technology under trade secret laws, which afford only limited protection. We face risks associated with our intellectual property, including the following:

•	pending patent applications may not be issued;

•	intellectual property laws may not protect our intellectual property rights;

•	third parties may challenge, invalidate, or circumvent any patent issued to us;

•	rights granted under patents issued to us may not provide competitive advantages to us;

•	unauthorized parties may attempt to obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights; and

•	others may independently develop similar technology or design around any patents issued to us.

We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement. Litigation can be very expensive and can distract our management’s time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

Third parties could claim that we are infringing their patents or other intellectual property rights. In the event that a third party alleges that we are infringing its rights, we may not be able to obtain licenses on commercially reasonable terms from the third party, if at all, or the third party may commence litigation against us. The failure to obtain necessary licenses or other rights or the institution of litigation arising out of such claims could materially and adversely affect our business, financial condition and results of operations.

The market price of our common stock may be volatile.

The market price of our common stock has been subject to wide fluctuations. During the last twelve months, the closing market price of our stock has ranged from $14.54 to $31.50. The trading price of our common stock in the future is likely to continue to be subject to wide fluctuations in response to various factors, including the following:

•	variations in our quarterly operating results;

•	actual or anticipated announcements of technical innovations or new product developments by us or our competitors;

•	changes in analysts’ estimates of our financial performance;

•	general conditions in the electronics industry; and

•	worldwide economic and financial conditions.

In addition, the public stock markets have experienced extreme price and volume fluctuations that have particularly affected the market prices for many high-technology companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations and other factors may adversely affect the market price of our common stock.

We must finance the growth of our business and the development of new products.

To remain competitive, we must continue to make significant investments in research and development, equipment and facilities. From time to time, we pursue research and development of new technologies and products. Some of these projects can result in significant expenditures for materials, labor and overhead, and there are no guarantees that these new technologies or products will result in future revenues which would materially adversely affect our operating results. As a result of the increase in fixed costs and operating expenses related to these capital expenditures, our failure to increase sufficiently our net sales to offset these increased costs would adversely affect our operating results.

From time to time, we may seek additional equity or debt financing to provide for the capital expenditures and working capital required to maintain or expand our design and production facilities and equipment. We cannot predict the timing or amount of any such capital requirements at this time. If such financing is not available on satisfactory terms, we may be unable to expand our business or develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Debt financing is often subject to financial covenants such as leverage ratio, fixed charge coverage ratio, tangible net worth and capital expenditure limits. As these financial ratios change, they could impact the interest rates on the related debt. Equity financing could result in additional dilution to existing stockholders.

We may pursue acquisitions and investments that could adversely affect our business.

In the past we have made, and in the future we may make, acquisitions of and investments in businesses, products and technologies that are intended to complement our business, expand the breadth of our markets, enhance our technical capabilities, or otherwise offer growth opportunities. If we make any future acquisitions, we could issue stock, incur substantial debt, or assume contingent liabilities. Any acquisitions that we undertake, including our recent acquisitions of DOME imaging systems, inc. and AllBrite Technologies, Inc., could be difficult to integrate, disrupt our business, dilute shareholder value and harm our operating results. Any such acquisitions also involve numerous risks, including the following:

•	problems assimilating the purchased operations, technologies, or products

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core or existing businesses;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees of purchased organizations.

We cannot assure you that we would be successful in overcoming problems encountered in connection with such acquisitions, and our inability to do so could adversely affect our business, financial condition and results of operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders pursuant to this prospectus. The purpose of this offering is to register our common stock for resale by the selling shareholders.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq National Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If a selling shareholder uses this prospectus for any sale of the shares, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”). The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed the Company that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We entered into a registration rights agreement for the benefit of the selling shareholders to register for resale their common stock under applicable federal and state securities laws under certain circumstances and for a certain period of time. The registration rights agreement provides for the cross-indemnification of the selling shareholders and us and the selling shareholders’ directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We are required to pay all fees and expenses incident to the registration of the shares, including up to $10,000 of fees and disbursements of counsel for the selling shareholders. We have the right, under certain circumstances and upon written notice to the selling shareholders, to require the selling shareholders to suspend open market offers and sales of the shares.

The selling shareholders and other persons participating in the sale or distribution of the shares will be subject to the provisions of the Securities Exchange Act of 1934 and its associated rules and regulations, which provisions may, under certain circumstances, limit the timing of purchases and sales of shares of our common stock by the selling shareholders and other such persons.

SELLING SHAREHOLDERS

As part of the private placement that we closed on May 9, 2002, we entered into a registration rights agreement with the investor with respect to the purchased shares. We are registering the common stock covered by this prospectus to fulfill our contractual obligations with respect to these registration rights.

The following table sets forth the names of the shareholders selling shares of common stock in this offering, the number of shares of common stock owned by such selling shareholders as of May 30, 2002 and the number of shares of common stock that may be offered for sale pursuant to this prospectus by such selling shareholders. In some instances, the shares offered pursuant to this prospectus may be sold by the pledgees, donees or transferees of or other successors in interest to the selling shareholders. The selling shareholders have not held any position, office or other material relationship with the Company or any of its affiliates within the past three years other than as a result of the transactions that resulted in its ownership of shares of common stock.

The shares may be offered from time to time by the selling shareholders named below. However, the selling shareholders are under no obligation to sell all or any portion of such shares, nor are the selling shareholders obligated to sell any such shares immediately pursuant to the Registration Statement.

	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Name of Selling Shareholder	Number (1)	Percent (2)		Number (3)	Percent (3)
ZLP Master Technology Fund, LTD	462,963	3.6%	462,963	—	—

(1)	Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934.

(2)	Based on 12,868,279 shares of common stock outstanding on April 30, 2002.

(3)	Assuming resale of all shares offered hereunder.

From time to time the selling shareholders may transfer or donate their shares to others and upon acquiring the shares, such persons will be deemed to be selling shareholders for purposes of this prospectus. The number of shares owned by the selling shareholders in the event of such transfer or donation of shares will decrease as and when it takes such actions. The plan of distribution for shares sold hereunder will otherwise remain unchanged, except that the transferees, donees or other successors will be selling shareholders hereunder. If the Company is notified by a selling shareholder that a transferee or a donee intends to sell more than 500 shares, a supplement to this prospectus will be filed, if required.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon by Ater Wynne LLP, Portland, Oregon, counsel to the Company.

EXPERTS

The consolidated financial statements of Planar Systems, Inc. as of September 28, 2001 and September 29, 2000, and for each of the years in the three-year period ended September 28, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file the annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can also obtain copies of these materials from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. Our SEC filings are also available at the SEC’s World Wide Web site at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The SEC permits us to “incorporate by reference” the information and reports that we file with it. This means we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.    Our Annual Report on Form 10-K for the year ended September 28, 2001;

2.    Our definitive Proxy Statement dated December 21, 2001;

3.    Our Quarterly Report on Form 10-Q for the quarter ended December 28, 2001 and our Quarterly Report on Form 10-Q for the quarter ended March 29, 2002;

4.    Our Current Reports on Form 8-K dated October 31, 2001, January 16, 2002, March 18, 2002, April 3, 2002, April 22, 2002 and May 9, 2002; and

5.    The description of our common stock contained in our registration statement on Form 8-A filed on December 6, 1993 and Current Report on Form 8-K filed on February 21, 1996.

We have also filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and about our common stock.

We will furnish without charge to you, on written or oral request, a copy of any or all of these filings. You should direct any requests for documents to Investor Relations, Planar Systems, Inc., 1400 NW Compton Drive, Beaverton, Oregon 97006, telephone 503-748-1100.

FORWARD LOOKING STATEMENTS

This prospectus and the documents that are and will be incorporated into this prospectus contain forward-looking statements that involve risks and uncertainties. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “believes,” “expects,” “intends,” “may,” “will,” “should,” “seeks,” “pro forma” or “anticipates,” and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed under “Risk Factors,” beginning on page 2 and elsewhere in this prospectus and documents incorporated herein by reference.